INTERGRAPH CORPORATION
P.O. Box 240000
Huntsville, Alabama 35824

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD
May 12, 2005

TO THE SHAREHOLDERS OF INTERGRAPH CORPORATION:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of Intergraph Corporation (the "Company" or "Intergraph") will be held at the Intergraph Auditorium, Building 15, Intergraph Way, Huntsville, Alabama, on May 12, 2005, at 5:00 p.m. local time for the following purposes:

1.   To elect nine directors to the Board of Directors to serve until the next Annual Meeting of Shareholders or until their respective successors are duly elected and qualified (designated as Proposal 1 in the accompanying Proxy Statement).

2.   To consider and approve the Intergraph Corporation 2005 Employee Stock Purchase Plan (designated as Proposal 2 in the accompanying Proxy Statement).

3.   To ratify the appointment of Ernst & Young LLP as the Company's independent auditors for the current fiscal year (designated as Proposal 3 in the accompanying Proxy Statement).

4.   To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The close of business on March 15, 2005, has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting.

A copy of the Annual Report to Shareholders for the year ended December 31, 2004 is enclosed. It is not part of the proxy solicitation materials.

> By Order of the Board of Directors,
>
> DAVID VANCE LUCAS
> Secretary

Huntsville, Alabama
March 31, 2005

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING. NO ADDITIONAL POSTAGE IS NEEDED IF MAILED IN THE UNITED STATES.

INTERGRAPH CORPORATION
P.O. Box 240000
HUNTSVILLE, ALABAMA 35824

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of the Company to be voted at the Annual Meeting of Shareholders to be held on May 12, 2005, and at any and all adjournments or postponements thereof. Proposals 1 through 3 will be presented at the Meeting by management.

With regard to Proposal 1, the form of proxy permits votes for or withholding of votes as to each nominee for director, and permits votes for, against, or abstention with regard to Proposals 2 through 4. If the enclosed form of proxy is properly executed, returned, and not revoked, it will be voted in accordance with the specifications, if any, made by the shareholder and, if specifications are not made, will be voted **FOR** the nominees named in this Proxy Statement to the Company's Board of Directors, **FOR** approval of the Intergraph Corporation 2005 Employee Stock Purchase Plan, and **FOR** the ratification of the appointment of Ernst & Young LLP as the Company's independent auditors for the current fiscal year. If your shares are held by your broker or other nominee, often referred to as in "street name," you will receive a form from your broker seeking instructions as to how your shares should be voted. If your shares are held in street name and you do not issue instructions to your broker, your broker may vote your shares in its discretion on routine matters, but may not vote your shares on non-routine matters. The election of directors and the ratification of Ernst & Young LLP as the independent auditors (Proposals 1 and 3) are routine matters. However, the approval of the Intergraph Corporation 2005 Employee Stock Purchase Plan (Proposal 2) is not a routine matter. Therefore, if you do not issue instructions to your broker on Proposal 2, your broker may not vote your shares on such matter. If your broker turns in a proxy card expressly stating that the broker is not voting on a non-routine matter, such action is referred to as a "broker non-vote."

It is not expected that any matter not referred to herein will be presented for action at the Meeting. If any other matters are properly brought before the Meeting, including, without limitation, a motion to adjourn the Meeting to another time and/or place for the purpose of, among other things, permitting dissemination of information regarding material developments relating to any of the Proposals, or soliciting additional proxies in favor of the approval of any of the Proposals, the persons named on the accompanying proxy card will vote the shares represented by such proxy upon such matters in their discretion; provided, however, that if the Company proposes to adjourn the Meeting for the purpose of soliciting additional votes in favor of any of the Proposals, and seeks a vote of shareholders on such adjournment, no proxy that is voted against Proposal 4 (or on which a shareholder elects to abstain on such matter) will be voted in favor of any adjournment for the purpose of soliciting additional proxies in favor of any Proposals. Any other proxy will be deemed to have voted **FOR** such adjournment proposal if such proposal to adjourn is made by the Company. Should the Meeting be reconvened, all proxies will be voted in the same manner as such proxies would have been voted when the Meeting was originally convened, except for the proxies effectively revoked or withdrawn prior to the time proxies are voted at such reconvened meeting.

The cost of solicitation of proxies will be borne by the Company. Proxies may be solicited by directors, officers, or other employees of the Company in person or by telephone or mail. In addition, the Company has retained Georgeson Shareholder to assist in the solicitation. The Company will pay Georgeson Shareholder approximately $7,500, plus out of pocket expenses for their services. The Company requests that brokerage houses and other custodians, nominees, and fiduciaries forward solicitation materials to the beneficial owners of shares of the Company's Common Stock, $0.10 par value per share (the "Common Stock"), held of record by such persons, and the Company will reimburse such brokers and other fiduciaries for their reasonable out-of-pocket expenses incurred when the solicitation materials are forwarded. On or about April 4, 2005, the Company will commence mailing this Proxy Statement, the enclosed form of proxy, and the attached Notice to holders of its Common Stock.

Shareholders who sign proxies have the right to revoke them at any time before they are voted by filing with the Secretary of the Company at P.O. Box 240000, Huntsville, AL 35824 an instrument revoking the proxy, by submitting a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

The close of business on March 15, 2005 has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting.

GENERAL

The holders of a majority of the outstanding shares of the Company's Common Stock as of the record date must be present in person or be represented by proxy to constitute a quorum and act upon the proposed business. Failure of a quorum to be represented at the Meeting will necessitate an adjournment or postponement and will subject the Company to additional expense.

Proposal 1 discussed in this Proxy Statement requires the affirmative vote of a plurality of the votes cast at the Meeting. Proposals 2 and 3 discussed in this Proxy Statement, and, if applicable, Proposal 4, require the affirmative vote of the holders of a majority of the outstanding shares represented at the Meeting and entitled to vote thereon. The Board of Directors recommends that you vote:

- **FOR** the nominees named in this Proxy Statement;

- **FOR** the approval of the Intergraph Corporation 2005 Employee Stock Purchase Plan; and

- **FOR** the ratification of the appointment of Ernst & Young LLP as the Company's independent auditors for the current fiscal year.

Votes are counted by the Company's transfer agent. The Company's certificate of incorporation and bylaws contain no provisions concerning the treatment of abstentions and broker non-votes. In accordance with Delaware law, abstentions and broker non-votes will have no effect on the outcome of Proposal 1. Abstentions will have the same effect as a vote cast against Proposals 2 and 3, and broker non-votes will have no effect on the outcome of Proposals 2 and 3. Both abstentions and broker non-votes will be included in the determination of the presence of a quorum.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Company's Board of Directors has established a set of Corporate Governance Guidelines. These guidelines address such matters as director qualifications, director nominations, Board composition, director meetings, Board committees and other matters. The Board of Directors believes such guidelines to be appropriate for the Company in its effort to promote sound corporate governance practices. You may access a copy of the Company's Corporate Governance Guidelines on the investor relations page of the Company's website at www.intergraph.com.

The Company's director nominees are recommended to the Board of Directors by a Nominating and Corporate Governance Committee which is composed solely of independent directors. You may access a copy of the Nominating and Corporate Governance Committee's charter on the investor relations page of the Company's website at www.intergraph.com.

Director Independence

The Board has determined that each of the following directors is an "independent director" within the meaning of the listing standards of the National Association of Securities Dealers, Inc. (the "NASD") and that each such director does not have any relationship that would interfere with the exercise of independent judgment or otherwise preclude a finding of independence:

Sidney L. McDonald	Linda L. Green
Thomas J. Lee	Richard W. Cardin
Lawrence R. Greenwood	Michael D. Bills
Kevin M. Twomey	

Director Qualifications

The Company's Corporate Governance Guidelines contain membership criteria that apply to nominees for the Company's Board of Directors. The Company's Board of Directors and its Nominating and Corporate Governance Committee have also adopted a procedure for the evaluation of director candidates (the "Nominee Procedures") that contain certain minimum qualifications for candidates (including those candidates recommended by the Company's shareholders). The Company's Corporate Governance Guidelines provide that the Nominating and Corporate Governance Committee will review the results of the annual performance evaluation of the Board and its Committees, and the qualifications of potential director candidates in accordance with the Nominating and Corporate Governance Committee's Charter and the Company's

Corporate Governance Guidelines. The consideration of a candidate as a director will include the Nominating and Corporate Governance Committee's assessment of the individual's background, skills and abilities, and whether such characteristics are consistent with the Company's Corporate Governance Guidelines and fulfill the needs of the Board at that time. The Nominating and Corporate Governance Committee will be responsible for reviewing shareholder proposals with respect to director nominations.

The Nominee Procedures provide that candidates for nomination to the Board of Directors, including those recommended by shareholders in compliance with the Company's certificate of incorporation, bylaws and applicable law, are required to be submitted to the Nominating and Corporate Governance Committee's Chair with as much biographical information as is available and a brief statement of the candidates' qualifications. The Nominating and Corporate Governance Committee will consider whatever factors it deems appropriate in its assessment of a candidate; however, at a minimum, a candidate must in the Committee's judgment:

- be able to represent the interests of the Company and all of its shareholders and not be disposed by affiliation or interest to favor any individual, group or class of shareholders or other constituency;

- meet the minimum qualifications for directors set forth in the Corporate Governance Guidelines and fulfill the needs of the Board of Directors at that time; and

- possess the background and demonstrated ability to contribute to the Board's performance of its collective responsibilities, through senior executive management experience, relevant professional or academic distinction, and/or a record of relevant civic and community leadership.

In addition to these minimum qualifications, the Nominating and Corporate Governance Committee may also consider whether the candidate:

- is of the highest ethical character and shares the core values of the Company as reflected in the Company's Corporate Governance Guidelines and the Company's Code of Business Conduct and Ethics;

- has a reputation, both personal and professional, consistent with the image and reputation of the Company;

- is highly accomplished in the candidate's field;

- is an active or former chief executive officer of a public company or a technology company or is a leader of another complex organization;

- has relevant expertise and experience, and would be able to offer advice and guidance to the Chief Executive Officer based on that expertise and experience; and

- has the ability to exercise sound business judgment.

Process for Identifying Candidates

The Nominating and Corporate Governance Committee seeks to identify candidates for membership on the Company's Board of Directors through conversations with members of the Board of Directors, senior management, a professional search firm and others. The Nominating and Corporate Governance Committee also considers nominees proposed by the Company's shareholders in accordance with the provisions contained in the Company's certificate of incorporation, bylaws and applicable law, and consistent with the Nominee Procedures. Pursuant to the Company's bylaws, any shareholder may nominate a person for election to the Company's Board of Directors at the Company's Annual Meeting of Shareholders, provided that the nomination is received by the Secretary of the Company not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's Annual Meeting of Shareholders. Each notice submitted in this manner must comply with the Company's bylaws and must include the name and address of the nominee(s) and all other information with respect to the nominee as required to be disclosed in the proxy statement for the election of directors under applicable rules of the Securities and Exchange Commission ("SEC"), including the nominee's consent to being named as a nominee and to serving as a director, if elected. Additionally, the nominating shareholder must provide his or her name and address as it appears in the stock records of the Company and the number of shares of Common Stock beneficially owned by such shareholder.

Evaluation of Candidates

The Nominating and Corporate Governance Committee will consider all candidates nominated in accordance with the processes described above. The Chair of the Nominating and Corporate Governance Committee may preliminarily assess a candidate's qualifications and suitability, working with support staff and seeking Board input, and report such assessment as promptly as practicable to the Nominating and Corporate Governance Committee. When feasible, the Chair of the Nominating and Corporate Governance Committee will interview candidates whom the Chair believes are likely to meet the criteria for Board membership as part of the preliminary assessment process. The report may be made to the Nominating and Corporate Governance Committee at a meeting of the Committee or informally to each Committee member between meetings.

If it is the consensus of the Nominating and Corporate Governance Committee that a candidate is likely to meet the criteria for Board membership and fulfill the needs of the Board at that time, the Chair of the Nominating and Corporate Governance Committee or other representative of the Board will advise the candidate of the Committee's preliminary interest and, if the candidate expresses sufficient interest, will arrange interviews of the candidate with one or more members of the Nominating and Corporate Governance Committee, and request such additional information from the candidate as the Nominating and Corporate Governance Committee deems appropriate. The Nominating and Corporate Governance Committee will consider the candidate's qualifications, the Committee's assessment of the individual's background, skills and abilities, and whether such characteristics are consistent with the Company's Corporate Governance Guidelines and fulfill the needs of the Board at that time, and such other factors as it deems appropriate in order to confer and reach a collective assessment as to the qualifications and suitability of the candidate for Board membership. If the Nominating and Corporate Governance Committee determines that the candidate is suitable and meets the criteria for Board membership, the candidate may be invited to meet with senior management of the Company, both to allow the candidate to obtain further information about the Company and to give management a basis for input to the Nominating and Corporate Governance Committee regarding the candidate. On the basis of its assessment, and taking into consideration input from senior management, the Nominating and Corporate Governance Committee will formally consider whether to recommend the candidate's nomination for election to the Board of Directors.

Code of Business Conduct and Ethics

The Company has a Code of Business Conduct and Ethics (the "Code of Conduct") that applies to all of the Company's employees, officers and directors. The purpose of the Code of Conduct is to, among other things, provide written standards that are reasonably designed to deter wrongdoing and to promote honest and ethical conduct; full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with the SEC and other public communications by the Company; compliance with applicable governmental laws, rules and regulations; prompt internal reporting of violations of the Code of Conduct; and accountability for adherence to the Code of Conduct. Each director and executive officer is required to read and certify annually that he or she has read, understands and will comply with the Code of Conduct.

Under the Sarbanes-Oxley Act of 2002 and the SEC's related rules, the Company is required to disclose whether it has adopted a code of ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Company's Chief Executive Officer and senior financial officers are bound by the Company's Code of Conduct which contains provisions consistent with the SEC's description of a code of ethics.

A copy of the Company's Code of Conduct can be obtained from the investor relations page of the Company's website at www.intergraph.com. The Company intends to disclose any legally required amendments to, or waivers from, the Code of Conduct with respect to its directors and officers on the investor relations page of the Company's website at www.intergraph.com.

Communications with Members of the Board

The Company's Board of Directors has established procedures for the Company's shareholders to communicate with members of the Board of Directors. Shareholders may communicate with any of the Company's directors, including the chair of any of the committees of the Board of Directors, by writing to such director(s) c/o Intergraph Corporation, P.O. Box 240000, Huntsville, Alabama 35824, Attention: Corporate Secretary or by email to boardofdirectors@intergraph.com. Appropriate communications will be forwarded to such director(s) by the Corporate Secretary.

Board Member Attendance at Annual Meetings

The Company strongly encourages each member of the Board of Directors to attend the Annual Meetings of Shareholders. All of the Company's directors attended the 2004 Annual Meeting of Shareholders.

COMMON STOCK OUTSTANDING AND PRINCIPAL SHAREHOLDERS

As of February 28, 2005, there were outstanding 33,603,851 shares of the Company's Common Stock. Holders of Common Stock are entitled to one vote per share.

The following table sets forth information as of February 28, 2005 (except as otherwise indicated below), as to:

a. the only persons who were known by the Company to own beneficially more than 5% of the outstanding Common Stock of the Company;

b. the shares of Common Stock beneficially owned by the directors and nominees of the Company;

c. the shares of Common Stock beneficially owned by R. Halsey Wise, President and Chief Executive Officer ("CEO") of the Company, who is also a director and nominee, and the four most highly compensated executive officers of the Company who were serving as such at December 31, 2004 (collectively, Mr. Wise and the four most highly compensated executive officers are the "Named Executive Officers"); and

d. the shares of Common Stock beneficially owned by all directors, nominees, Named Executive Officers, and all other executive officers of the Company as a single group.

Number Of Shares And Nature Of Beneficial Ownership

Title of Class	Name & Address of Beneficial Owner**	Common Shares Owned [1]	Percent of Class [2]
	Director Nominees		
Common Stock	Sidney L. McDonald	100,000	*
Common Stock	R. Halsey Wise	232,500	*
Common Stock	Larry J. Laster	103,047[3]	*
Common Stock	Thomas J. Lee	13,990	*
Common Stock	Lawrence R. Greenwood	9,388	*
Common Stock	Linda L. Green	11,651[4]	*
Common Stock	Richard W. Cardin	3,500	*
Common Stock	Michael D. Bills	2,990	*
Common Stock	Kevin M. Twomey	6,000[5]	*
	Other Named Executive Officers		
Common Stock	William E. Salter	231,909	*
Common Stock	Gerhard Sallinger	66,500	*
Common Stock	R. Reid French, Jr.	90,750	*
	5% Shareholders		
Common Stock	Kensico Capital Management Company	2,729,271[6]	8.12%
Common Stock	All directors, nominees and executive officers as a group (16 persons), including the foregoing directors, nominees and Named Executive Officers	1,048,909[7]	3.12%

* Indicates beneficial ownership of less than 1%

** Except as otherwise indicated below, the address of our directors, nominees and executive officers is c/o Intergraph Corporation, P.O. Box 240000, Huntsville, AL 35824.

(1) Unless otherwise noted, the indicated owner has sole voting power and sole investment power. Includes shares which may be acquired pursuant to stock options exercisable within 60 days of February 28, 2005 as follows: Mr. McDonald, 9,000; Mr. Wise, 37,500; Mr. Laster, 51,000; Mr. Lee, 9,000; Mr. Greenwood, 6,000; Mrs. Green, 4,500; Mr. Cardin, 2,500; Mr. Bills, 1,000; Mr. Salter, 27,000; Mr. Sallinger, 35,500; and Mr. French, 18,750.

(2) Shares issuable upon exercise of stock options that are exercisable within 60 days of February 28, 2005, are considered outstanding for the purposes of calculating the percentage of total outstanding Common Stock owned by directors and executive officers, and by directors, nominees, and executive officers together as a group, but such

shares are not considered outstanding for the purposes of calculating the percentage of total outstanding Common Stock owned by any other person or group.

(3) This figure contains 10,000 shares owned jointly by Mr. Laster and his wife as to which voting and investment powers are shared.

(4) This figure excludes 2,051 shares owned by Mrs. Green's husband as to which Mrs. Green expressly disclaims beneficial ownership.

(5) These shares are held by the Kevin Twomey Revocable Trust of which Mr. Twomey and his wife serve as trustees.

(6) This information is as of December 31, 2004 and is based solely on a Schedule 13G filed by Kensico Capital Management Company, a Delaware corporation ("Kensico"), on February 14, 2005. Kensico reports sole voting and dispositive power as to the shares listed by Kensico. The shares reported are indicated to be beneficially held for the accounts of Kensico Partners, L.P., a Delaware limited partnership, Kensico Associates, L.P., a Delaware limited partnership, Kensico Offshore Fund, Ltd., a limited liability company organized under the laws of the Cayman Islands, B.W.I., and Kensico American-Drawdown Fund, L.P., a Delaware limited partnership (collectively, the "Funds"). It was also reported that Michael Lowenstein, a co-president of Kensico, may be deemed to be the beneficial owner of the shares held for the accounts of the Funds, and that Thomas J. Coleman, a co-president of Kensico, may be deemed to be the beneficial owner of the shares held for the accounts of the Funds together with an addition 51,648 shares held for the account of Mr. Coleman's personal account for which he has sole voting and dispositive power. The address of the principal business office of each of the foregoing persons is 200 Park Avenue, Suite 3300, New York, N.Y. 10166.

(7) Includes 241,000 shares which may be acquired pursuant to stock options exercisable within 60 days of February 28, 2005.

PROPOSAL 1
ELECTION OF DIRECTORS

The current Board of Directors of the Company consists of nine directors. The directors of the Company are currently elected at each Annual Meeting of Shareholders and serve for a term of one year.

The Board of Directors proposes that the nine nominees listed below, each of whom were recommended by the Nominating and Corporate Governance Committee (pursuant to and consistent with the Nominee Procedures and the Company's Corporate Governance Guidelines), be elected as directors to serve for a term of one year and until their respective successors are duly elected and qualified, subject to their earlier death, resignation, retirement, disqualification, or removal from office. Proxies may not be voted for more than nine persons.

It is the intention of the persons named in the proxy to vote the proxies for the election of the nominees listed below, all of whom are presently directors of the Company. If any nominee should become unavailable to serve as a director for any reason (which is not anticipated), the persons named as proxies reserve full discretion to vote for such other person or persons as may be nominated.

The nominees for director, together with certain information regarding each of them, are as follows:

Name and Age	Positions/Offices with the Company	Director Since
Sidney L. McDonald (66)	Chairman of the Board and Director	1997
R. Halsey Wise (40)	President, Chief Executive Officer and Director	2003
Larry J. Laster (53)	Executive Vice President, Chief Financial Officer and Director	1987
Thomas J. Lee (69)	Director	1997
Lawrence R. Greenwood (65)	Director	2000
Linda L. Green (53)	Director	2001
Richard W. Cardin (69)	Director	2002
Michael D. Bills (47)	Director	2003
Kevin M. Twomey (58)	Director	2004

Sidney L. McDonald was elected Chairman of the Board in July 2003. He served as President of Brindlee Mountain Telephone Company, a provider of local telephone services in North Alabama, from 1961 until his retirement in July 2000. Mr. McDonald is a founder of Deltacom Long Distance Services, Inc. and served as its Chief Executive Officer from 1984 through 1996. He also served as Chief Executive Officer of Marshall Cellular, a cellular telephone service company, from 1988 through 1996, and of Southern Interexchange Services, a fiber optic telecommunications network, from 1990 through 1996. Mr. McDonald is a member of the University of Alabama Board of Trustees, and has served in the Alabama Legislature and as Finance Director for the State of Alabama.

R. Halsey Wise joined the Company in July 2003 as President and CEO and was elected to the Board at that time. Prior to joining Intergraph, he served as CEO, North America of Solution 6 Holdings, Ltd., the largest software company in Australia. Prior to that, Mr. Wise was President and COO of Computer Management Sciences, Inc., an information technology services company that was later acquired by Computer Associates International. At Computer Associates, he was General Manager, North America for Global Professional Services. Prior to that, Mr. Wise was an investment banker specializing in software and technology services with The Robinson-Humphrey Company. Mr. Wise holds a Masters degree in finance and marketing from the J.L. Kellogg Graduate School of Management at Northwestern University and a B.A. degree in History from the University of Virginia.

Larry J. Laster joined the Company in 1981 and served as Executive Vice President and Chief Financial Officer from February 1987 through February 1998, at which time he resigned from the Company to serve as Chief Operating Officer of a privately owned company specializing in the development, sale, and support of business systems for the petroleum distribution and convenience store industries. He rejoined the Company in June 1998 as Vice President and Chief Financial Officer of Intergraph Public Safety. In September 2001, Mr. Laster was elected Executive Vice President and Chief Financial Officer of Intergraph Corporation and continues to serve in that capacity. Mr. Laster holds a bachelor's degree in accounting.

Thomas J. Lee is a founder of Lee and Associates, an engineering services firm specializing in guided missile systems, and has served as its President since January 1997. He was employed for thirty-six years by NASA, and was the Director of the George C. Marshall Space Flight Center from June 1989 through January 1994. Mr. Lee served as Special Assistant to the NASA Administrator for Access to Space from January 1994 through March 1995. Mr. Lee is a registered professional engineer and is a member of numerous advisory boards and committees within his field.

Dr. Lawrence R. Greenwood serves as Vice President of Research at the University of Alabama in Huntsville and has served in that capacity since August 1998. He spent fifteen years with NASA, serving as Director of the Earth Observations Division in NASA Headquarters and, more recently, as Manager of the Global Hydrology and Climate Center in Huntsville from September 1994 through August 1998. He served as President of Ball Aerospace Systems Division from 1985 through 1987 and President of Nichols Research Corporation, an information technology company specializing in information solutions and services, from 1991 to 1994. He also served as Vice President and General Manager of the General Electric Astro Space Division from 1988 to 1991. Dr. Greenwood is Chairman of the Board of Directors for Teledyne Solutions, Inc. and is a registered professional engineer and a certified financial planner.

Linda L. Green is Executive Vice President of Wealth Management of Colonial Bank, the 31st largest bank in the United States. Mrs. Green previously served as Chief Executive Officer and President of the North Alabama Region of Colonial Bank until May 2004. From June 1993 to June 2001, Mrs. Green served as President and Chief Executive Officer of the Huntsville/Tennessee Region of Colonial Bank. In January 2002, she was confirmed by the Alabama Senate to serve on the State of Alabama's Ethics Commission and is currently serving as Vice Chairman. She also serves on the University of Alabama in Huntsville Foundation. Her past service includes Vice Chair and Chair of the Alabama Space Science Commission, the Von Braun Center Board of Control, the Alabama State Banking Board, 1998 Chair for the Huntsville Madison County Chamber of Commerce, the Board of United Way and numerous other civic and charitable organizations.

Richard W. Cardin retired from Arthur Andersen LLP in 1995 after thirty-seven years of service. Mr. Cardin was Managing Partner of its Nashville office from 1980 to 1994 and Managing Partner of its Chattanooga office from 1969 to 1980. He serves on the Board of Directors of Atmos Energy Corporation, a distributor of pure natural gas, and is a member of its Audit and Nominating and Corporate Governance Committees. He also serves on the Board of Directors of United States Lime & Minerals, Inc., a manufacturer of lime and limestone products, and is Chairman of its Audit Committee. He also serves as Past-Chairman of the Advisory Committee to the Dean of the School of Business of the University of Tennessee at Knoxville. Mr. Cardin is a certified public accountant and has extensive past leadership positions with various civic and educational organizations.

Michael D. Bills is the founder and President of Bluestem Asset Management, LLC in Charlottesville, VA. Previously, Mr. Bills served as Chief Investment Officer for the Investment Management Company of the University of

Virginia from 2001 to 2003. His other experience includes serving as Senior Managing Director and Chief Operating Officer of Tiger Management, LLC, a New York-based global money management firm from 1995 to 1999. He currently serves on the Board of Directors of Janus Capital Group Inc. and previously served on the Boards of Directors of Telephone and Data Systems, Inc., Xtra Corporation and the India Magnum Fund. Mr. Bills holds an economics degree and MBA, and serves as a visiting scholar at the University of Virginia's McIntire School of Commerce.

Kevin M. Twomey is the President and Chief Operating Officer of The St. Joe Company, which he joined in 1999. The St. Joe Company is one of Florida's largest real estate operating companies. It is engaged in town, resort, commercial and industrial development, land sales and commercial real estate services. He is also a member of the Board of Directors of PartnerRe Ltd., a leading reinsurance company. Twomey formerly served as vice chairman and chief financial officer of H.F. Ahmanson & Company and its principal subsidiary, Home Savings of America. Twomey previously served as a financial executive in other major financial institutions. Also, Twomey served in the United States Navy and was a commander in the Naval Reserve. He earned a bachelor's degree from the University of Virginia, an MSA degree from George Washington University and an MBA from Duke University. Twomey is a Trustee of the University of North Florida and serves on the board of trustees of the United Way of Northeast Florida and the Schultz Center for Teaching and Leadership Executive Board.

BOARD COMMITTEES AND ATTENDANCE

The Board of Directors and its Audit, Compensation, and Nominating and Corporate Governance Committees meet periodically as meetings are deemed necessary. During the year ended December 31, 2004, the Board of Directors held 9 meetings, the Audit Committee held 11 meetings, the Compensation Committee held 9 meetings, and the combined Nominating and Corporate Governance Committees held 16 meetings. All current directors were present for more than 75% of the aggregate Board and committee meetings for the periods during 2004 in which they served.

Each member of the Audit, Compensation, and Nominating and Corporate Governance Committees is independent within the meaning of the listing standards of the NASD and the applicable rules and regulations of the SEC. The Audit Committee consists of Mr. Cardin (Chair), Mrs. Green, Dr. Greenwood, and Mr. Lee. The Board of Directors has determined that Mr. Cardin qualifies as an "audit committee financial expert" within the applicable rules and regulations of the SEC. The Board of Directors has also determined that each member of the Audit Committee meets the additional independence and other qualifications applicable to directors serving on audit committees and that at least one member satisfies the applicable financial sophistication requirements. The Compensation Committee consists of Dr. Greenwood (Chair), Mr. Twomey, Mr. Bills and Mr. Cardin. The Nominating and Corporate Governance Committee consists of Mrs. Green (Chair), Mr. Lee, Mr. McDonald, Mr. Twomey and Mr. Bills. Each committee's responsibilities are set forth in its charter, each of which has been approved by our Board of Directors. A copy of each committee's charter is available on the investor relations page of the Company's website at www.intergraph.com.

The purpose of the Compensation Committee is to oversee management compensation, including CEO compensation. Additional information regarding the functions performed by the Compensation Committee and the determination of management compensation is included in the "Report of the Compensation Committee" provided below and in its charter.

The purpose of the Nominating and Corporate Governance Committee is to consider and recommend nominees for director, including those recommended by shareholders of the Company, and to oversee the Company's Corporate Governance Guidelines, assist the Board of Directors to enhance its performance, and lead the Board in its annual performance evaluation of the Board and its committees. The Nominating and Corporate Governance Committee's responsibilities are more particularly described in its charter.

Information regarding the purpose and functions of the Audit Committee is set forth in the "Report of the Audit Committee" provided below and in its charter.

Generally, an executive session of non-employee directors is held after each regularly scheduled Board meeting and other times as deemed appropriate. The executive sessions are led by the Chairman of the Board (Mr. McDonald) or the presiding director pursuant to and as further described in the Company's Corporate Governance Guidelines.

Required Vote; Recommendation of the Board

Election of directors will be determined by a plurality of the votes cast at the Meeting.

The Board of Directors recommends that shareholders vote **FOR** the election of its nominees for director.

Report of the Audit Committee

The Audit Committee is composed of four independent directors as defined under the applicable rules of the Nasdaq Stock Market, Section 10A of the Securities Exchange Act of 1934 and the rules and regulations of the Securities and Exchange Commission. The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. The Audit Committee is directly responsible for the appointment, compensation and oversight of the work of the independent auditors. Management has primary responsibility for the Company's financial statements and reporting process, including the systems of internal controls. The independent auditors are responsible for performing an independent audit of the Company's financial statements in accordance with standards established by the Public Company Accounting Oversight Board, expressing an opinion as to the conformity of such financial statements with accounting principles generally accepted in the United States, auditing management's assessment of the effectiveness of internal control over financial reporting and issuing a report thereon. A copy of the Audit Committee's current charter may be viewed on the investor relations page of the Company's website at www.intergraph.com.

In the performance of its oversight function, the Audit Committee has reviewed and discussed the audited financial statements with management and the independent auditors. Management has represented to the Audit Committee that the Company's financial statements were prepared in accordance with accounting principles generally accepted in the United States. The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended by Statement on Auditing Standards No. 90 (Audit Committee Communications). In addition, the Audit Committee has received from the independent auditors the written disclosures required by the pronouncements of the Independence Standards Board and discussed with them their independence from the Company and its management. The Audit Committee has considered whether the independent auditors' provision of non-audit services to the Company is compatible with the auditors' independence.

The Audit Committee met 11 times during 2004. The Audit Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, the Company's progress in meeting the internal controls requirements under Section 404 of the Sarbanes-Oxley Act of 2002, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended that the Board of Directors include the Company's audited financial statements in the Annual Report on Form 10-K for the year ended December 31, 2004, for filing with the Securities and Exchange Commission.

Members of the Audit Committee:

Richard W. Cardin, Chair
Linda L. Green
Lawrence R. Greenwood
Thomas J. Lee

The foregoing report of the Audit Committee does not constitute soliciting material and shall not be deemed incorporated by reference by any general statement incorporating by reference the proxy statement into any filing by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers, directors, and persons who own more than ten percent of a registered class of the Company's equity securities, if any, to file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater-than-ten-percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on review of the copies of such forms and any amendments thereto furnished to the Company, or on written representations that no forms were required, the Company believes that during the year ended December 31, 2004, all Section 16(a) filing requirements applicable to its officers, directors, and greater than ten percent beneficial owners were met, other than with respect to Mr. Greenwood who filed a single Form 4 late due to an electronic filing error.

EXECUTIVE COMPENSATION

Information relating to compensation of certain executive officers of the Company, the policies and practices of the Company relative to executive compensation, and the performance of the Company's Common Stock are presented in this section. This information consists of a summary compensation table, information on stock option exercises and year-end values, director compensation, employment contracts, restricted stock awards, the Report of the Compensation Committee, and a graph depicting the five-year performance of the Company's Common Stock against the performance of peer companies and the Standard & Poor's 500 Stock Index.

Summary Compensation Table

The following table summarizes the compensation of the Named Executive Officers of the Company who were serving as such at December 31, 2004.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation Awards		All Other Compensation ($)
		Salary ($) [1]	Bonus ($)	Other Annual Compensation ($) [2]	Restricted Stock Award ($) [3]	Securities Underlying Options (#)	
R. Halsey Wise [4]	2004	551,255	798,150	---	1,741,650	---	6,077
President and CEO	2003	228,173	250,000	---	1,095,000	150,000	175,196
	2002	---	---	---	---	---	---
Larry J. Laster [5]	2004	296,077	310,950	---	573,720	---	7,517
Executive Vice	2003	255,000	100,000	---	---	16,000	7,146
President and Chief Financial Officer	2002	207,610	75,000	---	---	---	5,500
William E. Salter [6]	2004	287,313	243,390	---	286,860	---	8,632
President,	2003	280,440	188,160	---	---	14,000	8,579
Intergraph Solutions Group	2002	264,800	---	---	---	---	8,506
Gerhard Sallinger [7]	2004	420,164	231,804	---	286,860	---	26,774
President,	2003	375,612	314,640	---	---	16,000	26,802
Intergraph Process, Power & Marine	2002	268,257	253,071	---	---	---	17,983
R. Reid French, Jr., [8] Executive	2004	264,327	284,610	---	573,720	---	6,130
	2003	55,769	56,250	---	609,500	75,000	66
Vice President of Strategic Planning and Corporate Development	2002	---	---	---	---	---	---

(1)   Base salaries for Messrs. Laster, Salter, Sallinger and French were amended in 2005 to rates of $300,000, $312,000, $450,720 and $300,000, per annum, respectively. Mr. Sallinger's amended salary was set at 352,000 Euros and translated into U.S. dollars.

(2)   Other annual compensation for each of the Named Executive Officers as reflected in the table does not include the value of certain personal benefits, if any, furnished by the Company or for which it reimburses the Named Executive Officers, unless the value of such benefits in total exceeds the lesser of $50,000 or 10% of the total annual salary and bonus reported in the above table for the Named Executive Officers. During 2004 Messrs. Wise, Laster, Salter, Sallinger and French received other annual compensation in the aggregate amount of $46,675, $5,430, $5,640, $17,952 and $0, respectively.

(3)   Restricted share amounts for 2004 include shares of Company common stock granted pursuant to the Second Amended and Restated Intergraph Corporation 2002 Stock Option Plan based on the closing price per share on the date of grant ($20.49). The restrictions on these awards lapse ratably over a four-year period. Dividends will be payable on such

shares, regardless of whether the restrictions have lapsed, if and to the extent paid on Company common stock generally. As of December 31, 2004, Messrs. Wise, Laster, Salter, Sallinger and French held an aggregate of 135,000, 28,000, 14,000, 14,000 and 53,000 restricted shares, respectively. The restricted shares held by Messrs. Wise, Laster, Salter, Sallinger and French were valued at $3,635,550, $754,040, $377,020, $377,020 and $1,427,290, respectively, as of December 31, 2004.

(4)   Mr. Wise became the Company's CEO effective July 25, 2003. The amounts reported in "All Other Compensation" for Mr. Wise include $5,591 contributed on his behalf to the Company's retirement plan and $486 in premium payments for term life insurance* in 2004.

(5)   Mr. Laster first became an executive officer of the Company in 1987. The amounts reported in "All Other Compensation" for Mr. Laster include $6,275 contributed on his behalf to the Company's retirement plan and $1,242 in premium payments for term life insurance* in 2004.

(6)   Dr. Salter first became an executive officer of the Company in 1989. The amounts reported in "All Other Compensation" for Dr. Salter include $5,068 contributed on his behalf to the Company's retirement plan and $3,564 in premium payments for term life insurance* in 2004.

(7)   Mr. Sallinger first became an executive officer of the Company in 2001. His compensation is paid in euros that fluctuate in value against the U.S. dollar. The amounts reported in "All Other Compensation" for Mr. Sallinger include $16,807, contributed on his behalf to the Company's retirement plan, and $9,967 in required German pension and insurance payments in 2004.

(8)   Mr. French first became an executive officer of the Company in 2003. The amounts reported in "All Other Compensation" for Mr. French include $5,698 contributed on his behalf to the Company's retirement plan and $432 in premium payments for term life insurance* in 2004.

* Premium payments for term life insurance were not made pursuant to split-dollar insurance arrangements.

2004 Stock Option Grants

Reflecting a shift in the Company's long-term incentive philosophy, there were no stock option awards granted to Named Executive Officers during 2004. The restricted stock granted to the foregoing persons pursuant to the Company's equity plans for 2004 is reflected in the summary compensation table above.

Aggregated Option Exercises and Year-End Values Table

The following table sets forth information regarding options exercised for shares of the Company's Common Stock during 2004 and the value of securities underlying unexercised stock options held by the Named Executive Officers at December 31, 2004.

**Aggregated Option Exercises In Last Fiscal Year
And Fiscal Year End Option Values**

Name	Shares Acquired On Exercise (#)	Value Realized ($)	Number Of Securities Underlying Unexercised Options At Year End (#) Exercisable	Unexercisable	Value of Unexercised In-the-Money Options at Year End ($) Exercisable	Unexercisable
R. Halsey Wise President and CEO	---	---	37,500	112,500	188,625	565,875
Larry J. Laster Executive Vice President and Chief Financial Officer	---	---	47,000	27,000	885,623	368,698
William E. Salter President, Intergraph Solutions Group	---	---	23,500	30,500	333,480	398,440
Gerhard Sallinger President, Intergraph Process Power & Marine	---	---	31,500	29,500	559,380	418,698
R. Reid French, Jr. Executive Vice President of Strategic Planning and Corporate Development	---	---	18,750	56,250	47,813	143,438

The value of unexercised in-the-money options is determined as the excess of the closing sale price of the Company's Common Stock as reported on the Nasdaq Stock Market on December 31, 2004, over the exercise prices of the options held by the Named Executive Officers.

Equity Compensation Plan Information

Information regarding the Company's equity compensation plans approved by shareholders as of December 31, 2004, is summarized below. The Company has no equity compensation plans not previously approved by shareholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,331,210	$12.22	3,336,182
Equity compensation plans not approved by security holders	---	---	---
Total:	2,331,210	$12.22	3,336,182

For additional information regarding the Company's equity compensation plans, see Note 12 of Notes to Consolidated Financial Statements in the Intergraph Corporation 2004 Annual Report to Shareholders.

Compensation of Directors

2004 Director Compensation

Directors who are also employees of the Company did not receive additional compensation for their service as directors. Compensation for non-employee directors included an annual retainer of $25,000 for serving as a director, as well as an additional retainer of $5,000 for serving as the chair of the audit or compensation committee of the Board. The foregoing retainers were payable in cash or, at the election of the director, in restricted stock or restricted stock units ("RSUs"). The directors electing to receive RSUs were additionally offered limited deferral rights with respect to the receipt of vested RSUs.

Compensation also included Board and committee meeting attendance fees of $1,000 per meeting, respectively. In addition, 1,500 shares of restricted stock were granted to Mr. Twomey on the date of his election to serve on the Board, and each non-employee director received an annual equity compensation award in the form of 1,000 shares of restricted stock upon his or her reelection at last year's annual meeting of shareholders. The restricted stock and RSU awards, as the case may be, were issued pursuant to the Company's 2004 Equity Incentive Plan and vest on the one year anniversary of the date of grant, provided that the shares of restricted stock and/or RSUs will become fully vested upon the occurrence of a change in control of the Company (as defined in the award agreements) or the termination of the director's service by reason of death or disability.

2005 Director Compensation

The Board of Directors has approved revised compensation for non-employee directors effective as of the 2005 Annual Meeting of Shareholders. Compensation for non-employee directors for 2005 includes an annual retainer of $25,000 for serving as a director, as well as an additional retainer of $7,500 for serving as the chair of the audit committee and $5,000 for serving as the chair of any other committee of the Board. The foregoing retainers are payable in cash or, at the election of the director, in restricted stock or restricted stock units ("RSUs"). The directors electing to receive RSUs are additionally offered limited deferral rights with respect to the receipt of vested RSUs.

Compensation for 2005 also includes Board and committee meeting attendance fees of $1,000 per meeting, respectively. In addition, 1,500 shares of restricted stock will be granted to each new non-employee director on the date such person is elected to serve on the Board, and each non-employee director will receive an annual equity compensation award in the form of 2,300 shares of restricted stock upon his or her reelection. The restricted stock and RSU awards, as the case may be, are issued pursuant to the Company's 2004 Equity Incentive Plan and vest on the one year anniversary of the date of grant, provided that the shares of restricted stock and/or RSUs will become fully vested upon the occurrence of a change in control of the Company (as defined in the award agreements) or the termination of the director's service by reason of death or disability.

Employment Contracts

Mr. Wise holds an employment agreement with the Company that provides him a fixed base salary, cash bonuses, stock options, and restricted stock awards. Mr. Wise's employment agreement was amended in 2004 to provide for the receipt of an award of 85,000 shares of restricted stock pursuant to the 2002 Stock Option Plan in exchange for Mr. Wise's agreement to forego a stock option award otherwise due to him pursuant to the terms of the employment agreement. The employment agreement is effective through July 31, 2005, and automatically extends for one year on each subsequent anniversary unless either party gives 90 days written notice. It may be terminated at any time with proper notice. The termination provisions of this contract provide for severance benefits of up to 200% of his base salary, a pro rata bonus for the year in which termination occurs, and fully paid health insurance benefits for one year following the date of termination. No severance beyond salary and benefits through date of termination shall be paid for resignation without good reason or termination for cause. The agreement also includes a non-renewal payment equal to 100% of his base salary in the event the Company elects not to extend the original Agreement.

Mr. Wise's employment agreement also provides that all stock options granted to Mr. Wise pursuant to the agreement will immediately vest and all restrictions relating to restricted stock awards made pursuant to the agreement will automatically lapse in the event of a "change in control." In addition, Mr. Wise will be indemnified by the Company for any excise tax due under Section 4999 of the Internal Revenue Code of an amount sufficient to place Mr. Wise in the same after-tax position as he would have been had no excise tax been imposed upon or paid by him.

Mr. Sallinger holds an employment agreement with one of the Company's European business entities. The employment agreement provides him (in euros) a fixed base salary, a permanent advance for travel expenses, a vehicle and related expenses. The contract is open-ended, but may be terminated by either party giving a notice of six weeks prior to the end of a quarter. A contract penalty equal to the last monthly salary may apply if the employment relationship is terminated prematurely.

Mr. French holds an employment agreement with the Company that provides him a fixed base salary, cash bonuses and bonus opportunities, stock options, and restricted stock awards. The employment agreement was effective as of September 16, 2003, and automatically extends for one year renewal terms on each subsequent anniversary of the initial effective date unless either party gives written notice prior to the next renewal date. The employment agreement may be terminated at any time by either party, provided that if Mr. French is prematurely terminated without cause or resigns for good reason, Mr. French will receive severance benefits equal to one (1) time his base salary, a pro rata bonus for the year in which termination or resignation occurs, and fully paid health insurance benefits for one year following the date of termination. No severance beyond salary and benefits through the date of termination shall be paid for resignation without good reason or termination for cause. Mr. French's employment agreement also provides that all stock options granted to Mr. French pursuant to the agreement will immediately vest and all restrictions relating to restricted stock awards made pursuant to the agreement will automatically lapse in the event of a "change in control."

The foregoing summaries are qualified in their entireties by reference to the complete texts of the employment agreements previously filed by the Company with the SEC.

Compensation Committee Interlocks and Insider Participation

The Company has a standing Compensation Committee consisting of Dr. Greenwood (Chair), Mr. Bills, Mr. Cardin and Mr. Twomey. No member of the Compensation Committee is or has ever been an officer or employee of the Company or any of its subsidiaries, or had any relationship requiring disclosure under Item 404 of Regulation S-K promulgated under the Securities and Exchange Act of 1934, as amended. There were no instances of Compensation Committee interlocks in 2004.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors (the "Committee") is composed of four independent directors.

Compensation Committee Charter and Objectives

In accordance with its charter, the responsibilities of the Committee include the oversight of the Company's executive officer compensation policies and practices. Among other things, the Committee's charter required that it set and approve the individual compensation and incentive arrangements for the Company's named executive officers and that it review and approve the compensation for the other Company officers (as defined in Rule 16a-1 under the Securities Exchange Act)("executive officers"). Effective March 1, 2004, the Board adopted an amended and restated Committee charter which requires the Committee to review annually and determine the individual compensation and incentive arrangements (including any employment or severance agreements) for the Company's executive officers and to review compensation and incentive arrangements for other officers. The Committee also administers the Company's equity compensation plans as directed by the Board of Directors, reviews the compensation of directors and, in conjunction with the Nominating and Corporate Governance Committee, makes periodic recommendations to the Board regarding appropriate compensation for service on the Company's Board and its committees.

Compensation Philosophy and Strategy

In 2004, the Committee retained an outside compensation consultant to assist it with respect to executive compensation. The Committee was responsible for the consultant's selection, retention and compensation arrangements. The Committee worked directly with the consultant and the consultant reported directly to the Committee. The Committee held 9 meetings in 2004, many of which included executive sessions without senior management present. In performing its duties, the Committee considered presentations and analyses provided by its compensation consultant, presentations and recommendations provided by the Company's Chief Executive Officer (the "CEO"), their own business experience, and such other information as they deemed appropriate in their subjective judgment.

Together with its consultant, the Committee developed a compensation philosophy and strategy intended to enable the Company to attract, motivate, and retain qualified officers and other key employees of the Company and that reflected the particular circumstances of the Company and the individual. The core elements of the Committee's 2004 executive compensation philosophy and strategy included consideration of:

- compensation policies and practices at selected peer companies, generally comprised of other computer software and services companies headquartered in the United States and operating throughout the world;
- market positioning, with total compensation generally targeted between the 50th and 60th percentile for peer companies;
- a compensation mix reflecting a fixed base salary, plus variable opportunities for short-term and long-term incentives;
- a performance orientation in the compensation practices and programs; and
- equity awards intended to better align the interests of executives and shareholders.

2004 Executive Compensation

The Company's 2004 executive compensation program consisted of the following core elements:

- adjustments to base salaries;
- an annual cash incentive opportunity based on Company, business unit and/or individual targets; and
- restricted stock awards as a long-term equity incentive.

Base Salaries

The consultant provided competitive market data compiled from (a) compensation surveys selected by the consultant containing pay data for executive positions within software and services companies of perceived comparable size and complexity to Intergraph and (b) proxy statements of a custom group of peer companies. In determining appropriate salary adjustments the Committee considered the executive officers' base salaries, market data and analyses provided by its consultant, the recommendations of the CEO, the performance of the individual, the individual's potential to assume greater duties, and other factors deemed relevant by the Committee. In 2004, the average base salary increase for executive officers (other than the CEO) averaged approximately 3.5%, with increases ranging from 0% to a maximum of 15%.

Annual Cash Incentives

In 2004, a cash bonus opportunity was provided pursuant to the Company's 2004 Cash Incentive Plan (the "Cash Bonus Plan"). Awards under the Cash Bonus Plan were intended to provide incentives to members of management, including the executive officers, in the form of cash bonus payments for achieving certain performance goals established for them. The performance awards were based upon achievement of established operating income goals (on a Company and/or division level), as well as personal business objectives ("Individual Goals"), in each case as determined by the Committee. The Individual Goals were based on revenue and specified management objectives and a specified weight was allocated to each component of the participants' corporate, division and/or Individual Goals under the Cash Bonus Plan based on the officers' designated management level.

Awards under the Cash Bonus Plan were based on a target bonus established by the Committee for each participant. Participants were eligible to receive 100% of the target bonus if they achieved each of the performance measures established for such participant. Target bonuses were set at or below 100% of base salary for executive officers. Under the terms of the Cash Bonus Plan, actual awards could range from zero to a maximum of 200% of the target bonus. However, no bonus awards were to be paid unless a threshold level of Company and/or division level performance was achieved. The Committee retained the right to use negative discretion in reducing, but not increasing, any calculated awards under the Cash Bonus Plan.

Based on the performance of the Company, the applicable division and the respective plan participants, together with such other factors as the Committee deemed appropriate, the average executive officer award exceeded the target bonus by approximately 36%, primarily due to the Company's 155% increase in operating income compared to the prior fiscal year.

Long-Term Equity Incentives

Historically, the Company used incentive stock options as the primary long-term incentive vehicle. In 2004, the Committee revisited this approach and determined to use restricted stock awards for executive officers. The Committee considered the presentations and analyses of its consultant and the recommendations of the CEO, together with other factors such as the Company's operating performance, equity ownership by officers, the need to attract and retain talent, the potential impact of the Company's then pending intellectual property litigation, the number of shares then available for awards of restricted stock and stock options under the Company's Amended and Restated 2002 Stock Option Plan (the "2002 Plan"), anticipated annual grant rates, peer company practices, the performance of the executive officers, and the perceived value of the proposed incentive.

Based on the foregoing, the Committee determined that restricted stock was the appropriate form of long-term incentive for the Company's executive officers and certain other key employees, while incentive stock options would be used as a long-term incentive for certain other key employees. During 2004, the Committee awarded an aggregate of 218,500 shares of restricted stock to 9 executive officers pursuant to the terms of the 2002 Plan. The shares granted to the executive officers vest ratably over four years and immediately upon a change in control. The Committee also approved awards of restricted stock to certain other corporate officers and stock option awards to other employees. In total, 273,500 shares of restricted stock and options to purchase 378,650 shares were granted in 2004. The resulting annual grant rate, as a percentage of the Company's shares outstanding as of December 31, 2004, was 1.9%. The Committee believes this annual grant rate is below the market median for comparable companies in the software and services industry.

2004 CEO Compensation

CEO compensation is comprised of the same three core elements outlined above for other executive officers – salary, annual cash incentive and long-term equity incentive. In evaluating CEO performance, the Committee used a structured evaluation process. The Committee expects to conduct an evaluation of the CEO annually and to solicit input on a variety of dimensions from multiple sources.

In 2004, base compensation of R. Halsey Wise as CEO was increased from $525,000 per annum to $577,500 per annum as required by his employment agreement. Mr. Wise received a bonus of $798,150 pursuant to the terms of the Cash Bonus Plan consistent with the factors described above for other executive officers. Mr. Wise also received an award of 85,000 shares of restricted stock pursuant to the 2002 Stock Option Plan during 2004. The restricted stock award was determined in a manner consistent with the factors described above for other executive officers and reflected Mr. Wise's agreement to forego a stock option award otherwise due to him pursuant to the terms of his employment agreement.

2005 Compensation Actions

The core elements of 2005 executive compensation strategy include adjustments to base salaries, an annual cash incentive opportunity based on Company, division level and/or individual targets pursuant to the 2005 Cash Incentive Plan, and restricted stock awards pursuant to the 2004 Equity Incentive Plan as a long-term equity incentive. However, new for 2005, the Committee adopted an executive share retention policy that applies to all equity awards granted in 2005 and beyond, and generally requires officers and key employees to hold 50% of all shares from compensatory awards, net of taxes, for the lesser of three years or until termination of employment. The Committee believes the share retention policy further aligns the Company's long-term incentives with long-term shareholder value creation, lengthens the relevant performance horizon with respect to long-term incentives and otherwise promotes long-term equity ownership among the Company's officers and key employees.

Executive Compensation Tax Deductibility

Under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), compensation paid by a publicly-held corporation to the chief executive officer and four other most highly paid executive officers in excess of $1 million per year per officer is deductible only if paid pursuant to qualifying performance-based compensation plans approved by shareholders. Because individual compensation is based on a number of factors described above, executive officer compensation that is not performance-based within the meaning of the Code can exceed $1 million in any given year. While the Committee considers the tax implications of its compensation decisions, the Committee believes its primary focus should be to attract, motivate and retain qualified officers and other key employees of the Company and that in some circumstances factors other than deductibility are more important in determining appropriate executive compensation.

Members of the Compensation Committee:

Lawrence R. Greenwood, Chair
Michael D. Bills
Richard W. Cardin
Kevin M. Twomey

Certain Relationships and Related Transactions

Lebron Miles serves as Senior Staff Supervisor, Media Relations for the Company's Process, Power & Marine division. He received compensation from the Company of approximately $63,000 for his services during 2004. Mr. Miles' brother, Larry T. Miles, serves as an executive officer of the Company.

Joel Anderson serves as Executive Consultant for the Company's Solutions Group. He received compensation from the Company of approximately $120,000, $111,000 and $107,000 for his services during 2004, 2003 and 2002, respectively. Mr. Anderson's father-in-law, William E. Salter, serves as an executive officer of the Company.

Performance Graph

The following graph sets forth, for the five-year period ended December 31, 2004, a comparison of the cumulative total shareholder return to the Company's shareholders with that of the Software and Services Index, and that of the Standard & Poor's 500 Stock Index. The Company uses the CoreData, Inc. Software and Services Index as the best representation of the companies with which its business segments compete. The cumulative total return for this index was provided to the Company by CoreData, Inc. Total shareholder return for each was determined by adding (a) the cumulative amount of dividends for a given year, assuming dividend reinvestment, and (b) the difference between the share price at the beginning and at the end of the year, the sum of which was then divided by the share price at the beginning of such year. The graph assumes $100 was invested on December 31, 1999.

COMPARATIVE 5-YEAR CUMULATIVE TOTAL RETURNS
AMONG INTERGRAPH CORPORATION,
SOFTWARE AND SERVICES INDEX AND STANDARD & POOR'S 500 STOCK INDEX



	1999	**2000**	**2001**	**2002**	**2003**	**2004**
INTERGRAPH CORPORATION	100.00	128.00	293.12	378.88	510.51	574.51
SOFTWARE AND SERVICES INDEX	100.00	60.08	53.23	36.25	46.88	51.49
S&P 500 STOCK INDEX	100.00	90.89	80.09	62.39	80.29	89.02

PROPOSAL 2
APPROVAL OF THE INTERGRAPH CORPORATION
2005 EMPLOYEE STOCK PURCHASE PLAN

The Company believes that broad-based ownership of equity interests in the Company by its employees provides a substantial motivation for superior performance by more closely aligning the economic interests of those employees with the overall performance of the Company. The primary goal of the Intergraph Corporation 2005 Employee Stock Purchase Plan (the "plan"), and consistent with the objectives of the existing employee stock purchase plan, is to encourage and provide the opportunity for ownership of the Company's common stock by its employees, and to attract and retain individuals with a high degree of training, experience, expertise and ability and to help align their interests with those of the Company's shareholders. The existing employee stock purchase plan will terminate pursuant to its terms effective as of May 31, 2005. The Board of Directors has approved, and recommends that the shareholders approve, the plan.

The plan authorizes the issuance of up to 1,000,000 shares of common stock at a discounted price through accumulated payroll deductions. If approved by our shareholders, the plan will become effective as of May 12, 2005. A copy of the proposed text of the plan is included as Exhibit A to this proxy statement. The material features of the plan are summarized below.

Summary of the Material Provisions of the Plan

The following summary of the material provisions of the plan is qualified in its entirety by reference to the text of the plan, which is attached to this proxy statement as Exhibit A. Capitalized terms used but not defined in this Proposal 2 shall have the meaning ascribed to such terms in the plan.

Participation; Awards under the Plan; Rights Upon Termination. Pursuant to the plan, each employee (including executive officers) of the Company (or a participating subsidiary of the Company) is eligible to participate in the plan effective upon the next payroll period following his or her initial employment date and the submission of an appropriate authorization form, provided that employees whose customary employment is 20 hours or less per week and Five-Percent Shareholders are not eligible to participate in the plan. The Company and its participating subsidiaries (as determined by the Board) currently have approximately 3,500 employees who are eligible to participate in the plan.

Eligible employees may elect to deduct from their compensation an after-tax amount of not less than 1% and not more than 10% of their Total Compensation for each Option Period (each Option Period being a successive one-month period commencing with the initial Commencement Date of June 1, 2005). The dollar amount deducted is credited to the participant's Contribution Account. If no new authorization form is filed by a participant in advance of any Option Period after their initial Option Period, that participant shall be deemed to have elected to continue to participate with the same contribution previously elected (subject to the limit of ten percent (10%) of Total Compensation specified above). Additionally, a participant may change the amount of contribution by filing a new authorization form designating the desired withholding rate at any time during the current Option Period. A participant may also at any time discontinue the participant's contributions which shall become effective for the first payroll period following the receipt by the Company or the participating subsidiary of the appropriate notice. Notwithstanding the foregoing, the participant shall be eligible to recommence contributions for the next payroll period.

On the Grant Date (the first trading date of each Option Period), each participant in the plan shall be deemed to receive an option to purchase shares of common stock in accordance with the terms of the plan. On the Exercise Date (the last trading day of each Option Period), the amount deducted from each participant's salary over the course of the period will be used to purchase shares of common stock at a purchase price (the "Exercise Price") per share equal to the 85% of the Closing Market Price of the shares of common stock on the Exercise Date. On an Exercise Date, all options shall be automatically exercised, except for options which are cancelled when a participant withdraws the balance of his or her Contribution Amount or which are otherwise terminated under the provisions of the plan (such as upon the termination of a participant's employment for any reason except death, disability, or retirement).

A participant may elect to withdraw the balance of his Contribution Account at any time during each Option Period prior to the Exercise Date. The option granted to a participant shall be canceled upon his withdrawal of the balance in his Contribution Account. If contributions are withdrawn in this manner, the Participant shall not become eligible to recommence contributions until the next payroll period.

Participants' rights under the plan are subject to the following limitations: (i) subject to certain adjustments, the maximum number of shares of common stock which may be purchased by a participant on an Exercise Date is 1,000 shares; (ii) no participant is allowed to purchase, during a calendar year, stock under the plan having a market value in excess of

$25,000, as determined on the Grant Date; (iii) no option may be granted to a participant who would be a Five Percent Shareholder immediately after the option is granted and (iv) no participant may assign, transfer or otherwise alienate any rights under the plan or any options granted to such participant thereunder, except by will or the laws of descent and distribution, and such options may be exercised during the participant's lifetime only by the participant. Additionally, if the total number of shares to be purchased under options by all participants on an Exercise Date exceeds the number of shares remaining authorized for issuance under the plan, a pro-rata allocation of the shares available for issuance will be made among participants in proportion to their respective Contribution Account balances on the Exercise Date, and any money thereafter remaining in the Contribution Accounts shall be returned to the participants.

Upon termination of a participant's employment, the employee immediately shall cease being a participant under the plan, and the balance of the employee's Contribution Account shall be paid to such participant as soon as practical after his termination. An option granted to such a participant shall be null and void from the date of termination. Upon the death, retirement or disability of a participant, the participant or his or her legal representative may withdraw the balance in his or her Contribution Account or may use the accumulated balance to purchase stock under the plan.

Rights as a Shareholder. At the time funds are used to purchase common stock under the plan, a participant shall have all the rights and privileges of a shareholder of the Company with respect to shares purchased under the plan, whether or not certificates representing such shares have been issued.

Administration. The plan is administered by a Plan Administrator, which Plan Administrator is designated by the Board of Directors. The Plan Administrator does not, however, have the discretion to deny the right to participate in the plan to any employee who meets the eligibility criteria.

Adjustments. In the case of a merger, consolidation, reorganization, recapitalization, stock dividend, extraordinary cash dividend, dividend in property other than cash, stock split, combination of shares, exchange of shares or other change in corporate structure affecting the common stock, equitable adjustments will be made by the Plan Administrator in the number of shares reserved for issuance under the plan and calculation of the Exercise Price.

Amendment; Termination. The Board of Directors of the Company has the right to amend or terminate the plan at any time, but cannot make an amendment to increase the number of shares reserved under the plan (except pursuant to certain changes in the capital structure of the Company) without the approval of the Company's shareholders. If the plan is terminated, all options outstanding at the time of termination shall become null and void, and the balance in each participant's Contribution Account shall be paid to that participant.

Term. The plan shall terminate on the tenth (10th) anniversary of its Effective Date or such earlier date as may be determined by the Board of Directors.

Allocation of Benefits. Because participation in the plan is voluntary, it is not possible to determine which or how many eligible employees or officers will participate in the plan in the future. Because the amount of each participant's contributions to his or her Contribution Account is elective, it is also not possible to determine the dollar value or number of shares of common stock that would be received or distributed to any person or group of persons under the plan.

Miscellaneous. The proceeds received by the Company from the sale of common stock pursuant to the plan will be used for general corporate purposes. The Company shall not be obligated to deliver shares of common stock to any participant if to do so would violate any state or other securities laws applicable to the sale of stock to such participant. Nothing in the plan is to be construed so as to give an employee the right to be retained in the service of the Company.

Certain U.S. Federal Income Tax Consequences

The following is a brief summary of the Federal income tax aspects of awards made under the plan based upon the Federal income tax laws in effect on the date hereof. This summary is not intended to be exhaustive and does not describe state or local tax consequences.

A holder will not recognize income for Federal income tax purposes either when options are granted or when shares are purchased, provided that the holder was an employee of the Company within the three months preceding the purchase date. Income may be recognized when a holder disposes of his or her stock. If shares of stock are disposed of before a statutory holding period is met, ordinary income is recognized in an amount equal to the difference between the price paid for the shares and the fair market value of the shares on the date such shares were purchased. If shares are disposed of after meeting the holding period requirement, then the employee will have capital gain or loss in the calendar year of the disposition equal to the difference between the amount realized on the disposition of the stock and the exercise price of the purchase right. In either case, the difference between the employee's net proceeds from the disposition and the employee's tax basis in such shares (including ordinary income recognized in the disposition) will be taxable as capital gain or loss.

Required Vote; Recommendation of the Board

Approval of this proposal requires the affirmative vote of a majority of the shares represented in person or by proxy and entitled to vote on the matter.

The Board of Directors recommends a vote **FOR** Proposal 2.

PROPOSAL 3
RATIFICATION OF APPOINTMENT OF AUDITORS

The Audit Committee has appointed Ernst & Young LLP as the Company's independent auditors to audit the financial statements of the Company and to perform other accounting services, if appropriate, for the year ending December 31, 2005. Such appointment will be presented to the shareholders for ratification at the Meeting. A representative of Ernst & Young LLP is expected to be present at the Meeting to respond to questions from shareholders and will be given the opportunity to make a statement if so desired.

Shareholder ratification of the selection of Ernst & Young LLP as the Company's independent auditors is not required by the Company's Bylaws or otherwise. However, the Board is submitting the selection of Ernst & Young LLP to the shareholders for ratification as a matter of good corporate practice, consistent with the recommendation of the Audit Committee. If the shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

Fees paid to Ernst & Young LLP for services provided during the years ended December 31, 2004, 2003, and 2002, is presented below. The Company did not engage Ernst & Young LLP to perform financial information systems design or implementation services during the year. "Audit Fees" include fees associated with the annual audit, the review of the Company's quarterly reports on Form 10-Q, local statutory audits performed in various international locations, and the audit of management's report on the effectiveness of our internal control over financial reporting, as required under Section 404 of the Sarbanes-Oxley Act of 2002. "Audit-Related Fees" primarily include fees associated with the audits of the Company's employee benefit plans and the review of the Company's internal controls over financial reporting, including services in connection with assisting the Company in its compliance and obligations under Section 404 of the Sarbanes-Oxley Act of 2002 and not described under Audit Fees above. "Tax Fees" include fees associated with tax compliance, tax advice, and tax planning, including expatriate tax services. "All Other Fees" include fees associated with miscellaneous professional services.

The Board of Directors has adopted an Audit Committee Charter which, among other things, requires the Audit Committee to pre-approve all audit and permitted non-audit services to be performed for the Company by its independent auditors. The Audit Committee has adopted a pre-approval policy in order to ensure that the performance of audit and non-audit services by the independent auditors does not impair the auditors' independence. The policy provides for the general pre-approval of specific types of services and gives guidance to management as to the specific type of services that are eligible for pre-approval. The policy requires specific pre-approval of all other permitted services. Requests or applications to provide services that require separate approval by the Audit Committee are submitted by the Company's Chief Financial or Chief Accounting Officer to the Audit Committee. During 2004, all audit related services, tax services and other services were pre-approved by the Audit Committee.

The Company's Audit Committee has concluded the provision of non-audit services covered under the caption "All Other Fees" and "Tax Fees" is compatible with maintaining the auditors' independence and concluded that the auditors' independence was not impaired.

	Audit Fees	**Audit-Related Fees**	**Tax Fees**	**All Other Fees**
2004	$5,124,000	$19,000	$279,000	$33,000
2003	$1,422,000	$66,000	$404,000	$37,000
2002	$1,013,000	$29,000	$239,000	$3,000

Required Vote; Recommendation of the Board

Approval of this proposal requires the affirmative vote of a majority of the shares represented in person or by proxy and entitled to vote on the matter.

The Board of Directors recommends a vote **FOR** Proposal 3.

DATE FOR RECEIPT OF SHAREHOLDER PROPOSALS FOR 2006 ANNUAL MEETING

It is contemplated that the Company's 2006 annual meeting of shareholders will take place in May 2006. Shareholders' proposals will be eligible for consideration for inclusion in the proxy statement for the 2006 annual meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 if such proposals are received by the Company before the close of business on December 2, 2005. Notices of shareholders' proposals submitted outside the processes of Rule 14a-8 will generally be considered timely (but not considered for inclusion in our proxy statement), pursuant to the advance notice requirement set forth in the Company's bylaws, if such notices are filed with the Company's Secretary not less than 60 days nor more than 90 days prior to the first anniversary of this year's Annual Meeting of Shareholders in the manner specified in the bylaws. For proposals that are not timely filed, the named proxies will retain discretion to vote proxies that the Company receives and will exercise authority in accordance with the recommendation of the Board of Directors. For proposals that are timely filed, the named proxies will retain discretion to vote proxies that the Company receives provided (1) the Company includes in its proxy statement advice on the nature of the proposal and how the named proxies intend to exercise their voting discretion and (2) the proponent does not issue a proxy statement. In order to curtail any controversy as to the date on which a proposal was received by the Company, it is suggested that shareholders submit their proposals by certified mail, return receipt requested.

OTHER

Management does not know of any other matters to be presented at the Meeting for action by shareholders; however, if any other matters are properly brought before the Meeting or any adjournment or postponement thereof, votes will be cast pursuant to the proxies in accordance with the best judgment of the proxy holders with respect to such matters.

UPON WRITTEN REQUEST OF ANY SHAREHOLDER TO DAVID VANCE LUCAS, SECRETARY, INTERGRAPH CORPORATION, P.O. BOX 240000, HUNTSVILLE, ALABAMA 35824, THE COMPANY WILL PROVIDE WITHOUT CHARGE A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004, AS FILED WITH THE SEC.

By Order of the Board of Directors,

DAVID VANCE LUCAS

Secretary

DATED: March 31, 2005

INTERGRAPH CORPORATION
2005 EMPLOYEE STOCK PURCHASE PLAN

ARTICLE I
INTRODUCTION

1.1   Establishment of Plan. Intergraph Corporation, a Delaware corporation ("Intergraph") with its principal offices located in Huntsville, Alabama, adopted an employee stock purchase plan (the "Plan") for its eligible employees on February 23, 2005, subject to shareholder approval. This Plan shall be known as the Intergraph Corporation 2005 Employee Stock Purchase Plan. This Plan shall terminate on the tenth (10th) anniversary of its Effective Date or such earlier date as may be determined by the Board of Directors.

1.2   Purpose. The purpose of this Plan is to provide an opportunity for eligible employees of the Employer to become shareholders of Intergraph. It is believed that broad-based employee participation in the ownership of the business will help to achieve the unity of purpose conducive to the continued growth of the Employer and to the mutual benefit of its employees and shareholders.

1.3   Qualification. This Plan is intended to be an employee stock purchase plan which qualifies for favorable Federal income tax treatment under Section 423 of the Code and is intended to comply with the provisions thereof, including the requirement of Section 423(b)(5) of the Code that all Employees granted options to purchase Stock under the Plan have the same rights and privileges with respect to such options.

1.4   Rule 16b-3 Compliance. This Plan is intended to comply with Rule 16b-3 under the Securities Exchange Act of 1934, and should be interpreted in accordance therewith.

ARTICLE II
DEFINITIONS

As used herein, the following words and phrases shall have the meanings specified below:

2.1   Board of Directors. The Board of Directors of Intergraph.

2.2   Closing Market Price. The last sale price of the Stock as reported in the NASDAQ National Market System; provided that if there should be any material alteration in the present system of reporting sales prices of such Stock, or if such Stock should no longer be listed on the NASDAQ National Market System, the market value of the Stock as of a particular date shall be determined in such a method as shall be specified by the Plan Administrator.

2.3   Code. The Internal Revenue Code of 1986, as amended from time to time.

2.4   Commencement Date. The first day of each Option Period. The first Commencement Date shall be June 1, 2005.

2.5   Contribution Account. As set forth in Article V, the account established on behalf of a Participant to which shall be credited the amount of the Participant's contribution.

2.6   Effective Date. May 12, 2005.

2.7   Employee. Each employee of an Employer except any employee whose customary employment is twenty (20) hours or less per week.

2.8   Employer. Intergraph and any corporation which is a Subsidiary of Intergraph (except for a Subsidiary which by resolution of the Board of Directors is expressly not authorized to become a participating Employer). The term "Employer" shall include any corporation into which an Employer may be merged or consolidated or to which all or substantially all of its assets may be transferred, provided that the surviving or transferee corporation would qualify as a Subsidiary under Section 2.19 and such corporation does not affirmatively disavow this Plan.

2.9   Exercise Date. The last trading date of each Option Period on the NASDAQ National Market System.

2.10   Exercise Price. The price per share of the Stock to be charged to Participants at the Exercise Date, as determined in Section 6.3.

2.11   Five-Percent Shareholder. An Employee who, immediately after an option is granted to purchase Stock under this Plan, owns five percent (5%) or more of the total combined voting power or value of all classes of stock of an Employer. In determining this five percent test, shares of stock which the Employee may purchase under outstanding options, warrants or other convertible securities, as well as stock attributed to the Employee from members of his family or otherwise under Section 424(d) of the Code, shall be treated as stock owned by the Employee in the numerator, but treasury shares and shares of stock which may be issued under options, warrants or other convertible securities shall not be counted in the total of outstanding shares in the denominator.

2.12   Grant Date. The first trading date of each Option Period on the NASDAQ National Market System.

2.13   Option Period. Successive calendar month periods commencing June 1, 2005.

2.14   Participant. Any Employee of an Employer who has met the conditions for eligibility as provided in Article IV and who has elected to participate in the Plan.

2.15   Plan. Intergraph Corporation 2005 Employee Stock Purchase Plan.

2.16   Plan Administrator. The committee composed of one or more individuals to whom authority is delegated by the Board of Directors to administer the Plan.

2.17   Share Account. As set forth in Article VIII, the account established on behalf of a Participant to which shall be credited the number of shares of Stock purchased by such Participant through exercise of the options granted hereunder.

2.18   Stock. Those shares of common stock of Intergraph which are reserved pursuant to Section 6.1 for issuance upon the exercise of options granted under this Plan.

2.19   Subsidiary. Any corporation (other than Intergraph) in an unbroken chain of corporations beginning with Intergraph if, at the time of the granting of the option, each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

2.20   Total Compensation. All taxable amounts paid to a Participant, such as salary, wages, bonus, commissions and overtime, except that Total Compensation shall not include any distributions from a plan of deferred compensation, any income realized with respect to a stock option or with respect to the grant of shares of stock (including income realized when any such shares become freely transferable or are no longer subject to a substantial risk of forfeiture). Total Compensation shall also include elective deferrals to a qualified plan under Section 401(k) of the Code, salary reduction contributions to a cafeteria plan under Section 125 of the Code, and elective deferrals to a nonqualified deferred compensation plan.

ARTICLE III
SHAREHOLDER APPROVAL

3.1   Shareholder Approval Required. Without the approval of the shareholders of Intergraph, no amendment to this Plan shall increase the number of shares reserved under the Plan, other than as provided in Section 10.3. Approval by the shareholders must occur within one (1) year of such amendment and must comply with applicable provisions of the corporate certificate of incorporation and bylaws of Intergraph and with Delaware law prescribing the method and degree of shareholder approval required for issuance of corporate stock or options.

ARTICLE IV
ELIGIBILITY AND PARTICIPATION

4.1   Conditions. Each Employee shall become eligible to become a Participant on the date of his employment. No Employee who is a Five-Percent Shareholder shall be eligible to participate in the Plan. Notwithstanding anything to the contrary contained herein, no individual who is not an Employee shall be granted an option to purchase Stock under the Plan.

4.2   Application for Participation. Each Employee who becomes eligible to participate shall be furnished a summary of the Plan and an authorization form. If such Employee elects to participate hereunder, the Employee shall complete such form and file it with the Employer. The completed authorization form shall indicate the amount of the Employee contribution authorized by the Employee. If no new authorization form is filed by a Participant in advance of any Option Period after the initial Option Period, that Participant shall be deemed to have elected to continue to participate with the same contribution previously elected (subject to the limit of ten percent (10%) of Total Compensation specified in Section 5.1). If any Employee does not elect to participate in any given Option Period, such Employee may elect to participate on any future Commencement Date so long as the Employee continues to meet the eligibility requirements.

4.3   Date of Participation. All Employees who elect to participate shall be enrolled in the Plan commencing with the first day of the first payroll period following their submission of the authorization form. Upon becoming a Participant, the Participant shall be bound by the terms of this Plan, including any amendments whenever made.

4.4   Acquisition or Creation of Subsidiary. If the stock of a corporation is acquired by Intergraph or another Employer so that the acquired corporation becomes a Subsidiary, or if a Subsidiary is created, the Subsidiary in either case shall automatically become an Employer and its Employees shall become eligible to participate in the Plan on the first Commencement Date after the acquisition or creation of the Subsidiary, as the case may be. Notwithstanding the foregoing, the Board of Directors may by appropriate resolutions (i) provide that the acquired or newly created Subsidiary shall not be a participating Employer; (ii) specify that the acquired or newly created Subsidiary will become a participating Employer on a Commencement Date other than the first Commencement Date after the acquisition or creation; or (iii) attach any condition whatsoever to eligibility of the employees of the acquired or newly created Subsidiary, except to the extent such condition would not comply with Section 423 of the Code.

ARTICLE V
CONTRIBUTION ACCOUNT

5.1   Employee Contributions. The authorization form signed by each Participant shall authorize the Employer to deduct from the Participant's pay an after-tax amount equal to a specified percentage of the Participant's Total Compensation; provided, however, that such deduction shall not be less than one percent (1%) or exceed ten percent (10%) of the Participant's Total Compensation for the Option Period. The dollar amount deducted each payday shall be credited to the Participant's Contribution Account. Participant contributions shall commence with the first payroll period following the filing of the Participant's authorization form with the Employer. No interest will accrue on any contributions or on the balance in a Participant's Contribution Account.

5.2   Modification of Contribution Rate. A Participant may change the amount of withholding by filing a new authorization form with the Employer designating the desired withholding rate at any time during the Option Period. A Participant may also notify the Employer at any time that the Participant wishes to discontinue the Participant's contributions. This notice shall be provided on the authorization form and shall become effective for the first payroll period following its receipt by the Employer. The Participant shall become eligible to recommence contributions for the next payroll period.

5.3   Withdrawal of Contributions. A Participant may elect to withdraw the balance of his Contribution Account at any time during the Option Period prior to the Exercise Date. The option granted to a Participant shall be canceled upon his withdrawal of the balance in his Contribution Account. This election to withdraw must be made on the authorization form. If contributions are withdrawn in this manner, the Participant shall not become eligible to recommence contributions until the next payroll period.

5.4   Limitations on Contributions. During each Option Period, the total contributions by a Participant to his Contribution Account shall not exceed ten percent (10%) of the Participant's Total Compensation for the Option Period. If a Participant's total contributions should exceed this limit, the excess shall be returned to the

Participant after the end of the Option Period, without interest.

ARTICLE VI
ISSUANCE AND EXERCISE OF OPTIONS

6.1   Reserved Shares of Stock. Intergraph shall reserve one million (1,000,000) shares of Stock for issuance upon exercise of the options granted under this Plan.

6.2   Issuance of Options. On the Grant Date each Participant shall be granted an option to purchase Stock with the number of shares and Exercise Price determined as provided in this Article VI, subject to the maximum limit specified in Section 6.6(a) and (b). All such options shall be automatically exercised on the following Exercise Date, except for options which are canceled when a Participant withdraws the balance of his Contribution Account or which are otherwise terminated under the provisions of this Plan.

6.3   Determination of Exercise Price. The Exercise Price of the options granted under this Plan for any Option Period shall be equal to eighty-five percent (85%) of the Closing Market Price of the Stock on the Exercise Date.

6.4   Purchase of Stock. On an Exercise Date, all options shall be automatically exercised, except that the options of a Participant who has terminated employment pursuant to Section 7.1 or who has withdrawn all of his contribution shall expire. The Contribution Account of each Participant shall be used to purchase the maximum number of whole and fractional shares of Stock determined by dividing the Exercise Price into the balance of the Participant's Contribution Account.

6.5   Terms of Options. Options granted under this Plan shall be subject to such amendment or modification as the Employer shall deem necessary to comply with any applicable law or regulation, including but not limited to Section 423 of the Code, and shall contain such other provisions as the Employer shall from time to time approve and deem necessary; provided, however, that any such provisions shall comply with Section 423 of the Code.

6.6   Limitations on Options. The options granted hereunder are subject to the following limitations:

(a)   The maximum number of shares of Stock which may be purchased by any Participant on an Exercise Date shall be one thousand (1,000) shares. This maximum number of shares shall be adjusted upon the occurrence of an event described in Section 10.3.

(b)   No Participant shall be permitted to accrue the right to purchase during any calendar year Stock under this Plan (and any other plan of the Employer or Subsidiary which is qualified under Section 423 of the Code) having a market value in excess of $25,000 (as determined on the Grant Date for the Option Period during which each such share of Stock is purchased) as provided in Section 423(b)(8) of the Code.

(c)   No option may be granted to a Participant if the Participant immediately after the option is granted would be a Five-Percent Shareholder.

(d)   No Participant may assign, transfer or otherwise alienate any options granted to him under this Plan, otherwise than by will or the laws of descent and distribution, and such options may be exercised during the Participant's lifetime only by the Participant.

6.7   Pro-Rata Reduction of Optioned Stock. If the total number of shares of Stock to be purchased under option by all Participants on an Exercise Date exceeds the number of shares of Stock remaining authorized for issuance under Section 6.1, a pro-rata allocation of the shares of Stock available for issuance will be made among Participants in proportion to their respective Contribution Account balances on the Exercise Date, and any money remaining in the Contribution Accounts shall be returned to the Participants.

6.8   State or Other Securities Laws. Notwithstanding anything to the contrary contained herein, Intergraph shall not be obligated to issue shares of Stock to any Participant if to do so would violate any State or other securities laws applicable to the sale of Stock to such Participant. In the event that Intergraph refrains from issuing shares of Stock to any Participant in reliance on this Section, Intergraph shall return to such Participant the amount in such Participant's Contribution Account that would otherwise have been applied to the purchase of Stock.

ARTICLE VII
TERMINATION OF PARTICIPATION

7.1   Termination of Employment. Any Employee whose employment with the Employer is terminated during the Option Period prior to the Exercise Date for any reason except death, disability or retirement shall cease being a Participant immediately. The balance of that Participant's Contribution Account shall be paid to such Participant as soon as practical after his termination. The option granted to such Participant shall be null and void.

7.2   Death. If a Participant should die while employed by the Employer, no further contributions on behalf of the deceased Participant shall be made. The legal representative of the deceased Participant may elect to withdraw the balance in said Participant's Contribution Account by notifying the Employer in writing prior to the Exercise Date in the Option Period during which the Participant died. In the event no election to withdraw is made prior to the Exercise Date, the balance accumulated in the deceased Participant's Contribution Account shall be used to purchase shares of Stock in accordance with Section 6.4.

7.3   Retirement. If a Participant shall retire from the employment of the Employer, no further contributions on behalf of the retired Participant shall be made. The Participant may elect to withdraw the balance in his Contribution Account by notifying the Employer in writing prior to the Exercise Date in the Option Period during which the Participant retired. In the event no election to withdraw is made prior to the Exercise Date, the balance accumulated in the retired Participant's Contribution Account shall be used to purchase shares of Stock in accordance with Section 6.4.

7.4   Disability. If a Participant should terminate employment with the Employer on account of disability, as determined by reference to the definition of "disability" in the Employer's long-term disability plan, no further contributions on behalf of the disabled Participant shall be made. The Participant may elect to withdraw the balance in his Contribution Account by notifying the Employer in writing prior to the Exercise Date in the Option Period during which the Participant became disabled. In the event no election to withdraw is made prior to the Exercise Date, the balance accumulated in the disabled Participant's Contribution Account shall be used to purchase shares of Stock in accordance with Section 6.4.

ARTICLE VIII
OWNERSHIP OF STOCK

8.1   Stock Certificates. As soon as practical after the Exercise Date, Intergraph will, in its sole discretion, either credit the Share Account maintained for the benefit of each Participant or issue certificates to each Participant with that number of shares of Stock purchased by such Participant through exercise of the options granted hereunder. Certificates may be issued at the request of the Participant (i) in the name of the Participant, (ii) jointly in the name of the Participant and a member of the Participant's family, (iii) in trust to a trustee, (iv) to the Participant as custodian for the Participant's child under the Gift to Minors Act, or (v) to the legal representative of a deceased Participant.

8.2   Premature Sale of Stock. If a Participant (or former Participant) sells or otherwise disposes of any shares of Stock obtained under this Plan

        (a)   prior to two (2) years after the Grant Date of the option under which such shares were obtained; or

        (b)   prior to one (1) year after the Exercise Date on which such shares were obtained,

        that Participant (or former Participant) must notify the Employer immediately in writing concerning such disposition.

8.3   Transfer of Ownership. A Participant who purchases shares of Stock under this Plan shall be transferred at such time substantially all of the rights of ownership of such shares of Stock in accordance with the Treasury Regulations promulgated under Section 423 of the Code as in effect on the original effective date of the Plan. Such rights of ownership shall include the right to vote, the right to receive declared dividends, the right to share in the assets of the Employer in the event of liquidation, the right to inspect the Employer's books and the right to pledge or sell such Stock subject to the restrictions in the Plan.

ARTICLE IX
ADMINISTRATION AND AMENDMENT

9.1   Administration. The Plan Administrator shall (i) administer the Plan, (ii) keep records of the Contribution Account balance of each Participant, (iii) keep records of the Share Account for each Participant, (iv) interpret the Plan, and (v) determine all questions arising as to eligibility to participate, amount of contributions permitted, determination of the Exercise Price, and all other matters of administration. The Plan Administrator shall have such duties, powers and discretionary authority as may be necessary to discharge the foregoing duties, and may delegate any or all of the foregoing duties to any individual or individuals (including officers or other Employees who are Participants). The Board of Directors shall have the right at any time and without notice to remove or replace any individual or committee of individuals serving as Plan Administrator. All determinations by the Plan Administrator shall be conclusive and binding on all persons. Any rules, regulations, or procedures that may be necessary for the proper administration or functioning of this Plan that are not covered in this Plan document shall be promulgated and adopted by the Plan Administrator.

9.2   Amendment. The Board of Directors may at any time amend the Plan in any respect, including termination of the Plan, without notice to Participants. If the Plan is terminated, all options outstanding at the time of termination shall become null and void and the balance in each Participant's Contribution Account shall be paid to that Participant. Notwithstanding the foregoing, no amendment of the Plan as described in Section 3.1 shall become effective until and unless such amendment is approved by the shareholders of Intergraph.

ARTICLE X
MISCELLANEOUS

10.1   Expenses. The Employer will pay all expenses of administering this Plan that may arise in connection with the Plan.

10.2   No Contract of Employment. Nothing in this Plan shall be construed to constitute a contract of employment between an Employer and any Employee or to be an inducement for the employment of any Employee. Nothing contained in this Plan shall be deemed to give any Employee the right to be retained in the service of an Employer or to interfere with the right of an Employer to discharge any Employee at any time, with or without cause, regardless of the effect which such discharge may have upon him as a Participant of the Plan.

10.3   Adjustment Upon Changes in Stock. The aggregate number of shares of Stock reserved for purchase under the Plan as provided in Section 6.1, and the calculation of the Exercise Price as provided in Section 6.3, shall be adjusted by the Plan Administrator (subject to direction by the Board of Directors) in an equitable manner to reflect changes in the capitalization of Intergraph, including, but not limited to, such changes as result from merger, consolidation, reorganization, recapitalization, stock dividend, extraordinary cash dividend, dividend in property other than cash, stock split, combination of shares, exchange of shares and change in corporate structure. If any adjustment under this Section 10.3 would create a fractional share of Stock or a right to acquire a fractional share of Stock, such fractional share shall be disregarded and the number of shares available under the Plan and the number of shares covered under any options granted pursuant to the Plan shall be the next lower number of shares, rounding all fractions downward.

10.4   Employer's Rights. The rights and powers of any Employer shall not be affected in any way by its participation in this Plan, including but not limited to the right or power of any Employer to make adjustments, reclassifications, reorganizations or changes of its capital or business structure or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or any part of its business or assets.

10.5   Limit on Liability. No liability whatever shall attach to or be incurred by any past, present or future shareholders, officers or directors, as such, of Intergraph or any Employer, under or by reason of any of the terms, conditions or agreements contained in this Plan or implied therefore, and any and all liabilities of any and all rights and claims against Intergraph, an Employer, or any shareholder, officer or director as such, whether arising at common law or in equity or created by statute or constitution or otherwise, pertaining to this Plan, are hereby expressly waived and released by every Participant as a part of the consideration for any benefits under this Plan; provided, however, no waiver shall occur, solely by reason of this Section 10.5, of any right which is not susceptible to advance waiver under applicable law.

10.6   Gender and Number. For the purposes of the Plan, unless the contrary is clearly indicated, the use of the masculine gender shall include the feminine, and the singular number shall include the plural and vice versa.